Mail Stop 3651

      January 13, 2006


Via U.S. Mail

Anna H. Glick, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281

Re:  	Deutsche Mortgage & Asset Receiving Corporation
	Registration Statement on Form S-3
Filed December 15, 2005
	File No. 333-130390

Dear Ms. Glick:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below. Please note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction
I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule
424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. We note your risk factor disclosure on page S-33 in the prospectus supplement. However, we also note on pages 30 and 31 in the base prospectus that each trust fund that would support payments on the mortgage backed securities would consist of various types of multifamily or commercial mortgage loans and/or other mortgage backed securities or loan participations. Therefore, it appears static pool information on each of the sponsor`s prior securitizations would provide material information on the prior portfolio performance and risk of each trust fund. Please provide us your legal analysis to support why static pool information on each of the sponsor`s prior securitizations for the last five years would not be material information for investors.

6. We note your disclosure in the third paragraph on page S-57.
Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Cover Page

7. We note that footnotes to the table begin on page S-4.
However, we
cannot locate an explanation for footnotes 10, 11 and 13 as well as locate footnotes 9 and 12. Please revise accordingly.

Important Notice About Information Presented, page S-3

8. The information in the prospectus supplement should complement the information in the base prospectus by providing more detail but it should not vary from it. Please delete the last sentence in the first paragraph on page S-3.

9. Please use the SEC`s new address: 100 F Street, NE, Washington,
DC
20549.
Table of Contents, page S-6

10. Please add the fees and expenses section you include on pages
S-
101 to S-103 to the table of contents.

Summary of the Prospectus Supplement, page S-9

11. Revise the summary to clearly identify all performance triggers that would alter the transaction structure or flow of funds.
Refer to
Item 1103(a)(3)(vii) of Regulation AB.

Certificate Balances, page S-14

12. We note your reference to the "Executive Summary" for the initial aggregate certificate balances or notional balance for the certificates that are not offered in the prospectus supplement. However, it appears the "Executive Summary" on page S-4 only provides information on certificates offered. Please provide the disclosure on certificates not offered in the Executive Summary.

Optional Termination, page S-27

13. We note a holder of the securities may exercise an option to purchase all of the mortgage loans which will effect the termination of the trust and retirement of the then outstanding securities.
Please provide us with your analysis regarding this under Rule 3a-7 of the Investment Company Act.

The Special Servicer, page S-65

14. Refer to the third paragraph on page S-66. Please tell us the purpose for the last sentence.

Sale of the Mortgage Loans, page 71

15. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Changes in Mortgage Pool Characteristics, page S-91

16. Refer to the first paragraph on page S-92. Please revise the required timing for filing the current report pursuant to Item
6.05 of
Form 8-K to four business days. Also, please revise similar disclosure on page 35 of the base prospectus. See General
Instruction
B.1 of Form 8-K.

The [Identify ... Instrument], page S-119

17. Please add the item reference for disclosure required if the credit enhancement or liquidity support is 10% or more or if the significant percentage of the derivatives instrument is 10% or more.
Refer to Items 1114(b) and 1115(b) of Regulation AB.

18. Please add the item reference for description of the derivative instruments. Refer to Item 1115(a) of Regulation AB. Also, please add bracketed language for the information that is required by Item
1115(a)(4) of Regulation AB.

Optional Termination, page S-154

19. It is not clear whether the certificates can be called when
25% or
more of the underlying principal remains outstanding. If so, the certificates must be titled "Callable." Confirm that you will follow that principle and revise your disclosure, as appropriate. Refer to
Item 1113(f)(2) of Regulation AB.

Use of proceeds, page S-165

20. We also note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds and separately identify the type and amount of expenses paid to each party.
Refer to
Item 1107(j) of Regulation AB.

Annexes

21. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Base Prospectus

Summary of Prospectus, page 7

Repurchase and Substitution of Mortgage Assets, page 13

22. Refer to the second paragraph on page 14. We note you contemplate adding a prefunding or revolving period. Please provide bracketed language in the prospectus supplement showing where you plan to include disclosure required pursuant to Item 1103(a)(5) of Regulation
AB.

23. Refer to the first paragraph on page 14. Please tell us how the acquisition of new mortgage assets contemplated here meets one of the exceptions to the discrete pool requirement under Item 1101(c)(1) of
Regulation AB.  Refer to Item 1101(c)(3) of Regulation AB.

One or More Trust Assets May Also Back Additional Certificates,
page
14

24. Please advise how the structural feature described in this section meets the discrete pool requirement under the definition of an asset-backed security. Refer to Items 1101(c)(1) and (c)(2)(ii) of Regulation AB.

Mortgage Loans, page 31

25. Refer to the second full paragraph on page 32. We note that the mortgage assets for a particular series of certificates may include mortgage loans that are nonperforming. Please note that no non-performing assets may be part of the asset pool as of the measurement date. Refer to Item 1101(c)(2)(iii) and the definition of non-performing under Item 1101(g) of Regulation AB. Please remove from your disclosure the possibility that non-performing assets may be included in the asset pool.

26. In this regard, we note that you contemplate including mortgage loans that are delinquent. Please revise your disclosure to confirm that delinquent loans included in the asset pool will be limited to less than 20%. Refer to Instruction B.5. to Form S-3. Also, please confirm that you will measure delinquency of the loan pursuant to one of the methods provided under Item 1101(d) of Regulation AB.

27. Furthermore, describe how delinquencies, charge-offs and uncollectable accounts are defined or determined. Refer to Item
1100(b)(5) of Regulation AB.

Loan Combinations, page 35

28. Please explain to us the difference between loan combinations and loan participations. Also, please tell us the type of disclosure you plan to provide on loan combinations in the prospectus supplement.

Mortgage Loan Information, page 35

29. Please include a list of all indices that may be used to determine interest payments on ARM loans in an appropriate place in the base prospectus.

30. Refer to the last paragraph on page 35. Please tell us why you would not be able to disclose the information provided under the bullet points for each of the mortgage loans included in the asset pool at the time the certificates are initially offered.

MBS, page 36

31. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for mortgage participations and mortgage-backed securities of the depositor included in the asset pool.

Cash Flow Agreements, page 38

32. Please revise the last bullet point in this section to delete the phrase "or alter the payment characteristics of cash flows from the trust fund" or explain how these agreements would ensure that the mortgage-backed securities or pool assets will pay in accordance with their terms. Also, refer to Item 1115 of Regulation AB for a description of permissible derivative products.

Description of Credit Support, page 69

General, page 69

33. Please reconcile the list of credit support provided here with the list of credit support provided on page 38.

Credit Derivatives, page 71

34. The credit derivatives you describe in this section do not meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905). Please delete all references to credit derivatives from your base prospectus.

Part II

Exhibits

35. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits.
Refer
to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

36. If available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with
Regulation AB.

Undertakings

37. Please expand your undertaking provided under Section
A.(1)(ii) to
reflect the expanded undertaking provided under Item 512(a)(1)(ii) of
Regulation S-K.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3348.


								Sincerely,



						                        Jennifer G.
Williams
	Special Counsel



cc: via facsimile
Anna H. Glick, Esq.
Cadwalader, Wickersham & Taft LLP
(212) 504-6666


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Deutsche Mortgage & Asset Receiving Corporation
January 13, 2006
Page 1